Exhibit 6

SHAW COMMUNICATIONS INC.

CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code

In connection with the annual report of Shaw Communications Inc. (the “Company”) on Form 40-F for the fiscal year ending August 31, 2014, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Brad Shaw, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated at Calgary, Alberta, Canada, this 1st day of December 2014.

/s/ Brad Shaw
Brad Shaw
Chief Executive Officer
Shaw Communications Inc.

SHAW COMMUNICATIONS INC.

CERTIFICATE OF THE CHIEF FINANCIAL OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code

In connection with the annual report of Shaw Communications Inc. (the “Company”) on Form 40-F for the fiscal year ending August 31, 2014, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Rhonda Bashnick, Senior Vice President, Finance of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated at Calgary, Alberta, Canada, this 1st day of December 2014.

/s/ Rhonda Bashnick
Rhonda Bashnick
Senior Vice President, Finance
Shaw Communications Inc.